VF 10-8-02

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 19 2002
DIVISION OF MARKET REGULATION

[redacted]

02053219

SECURITIES ... SION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 43249

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIELDSTONE SERVICES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G.M. LIVINGSTONE III — (212) 626-1441
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name — *if individual, state last, first, middle name)*

1177 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VB 10-8-02

OATH OR AFFIRMATION

I, CHARLES J. HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIELDSTONE SERVICES CORP., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

MARTHA L. MAGGIORE
Notary Public, State of New York
No. 01MA6030794
Qualified in Richmond County
Commission Expires Sept. 20, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fieldstone Services Corp.

Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Years Ended December 31, 2001 and 2000

Fieldstone Services Corp.
Financial Statements and Supplementary Information
Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Stockholder of
Fieldstone Services Corp.

In our opinion, the accompanying statements of financial condition, and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Fieldstone Services Corp., (the "Company") at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in footnote 8, the Company's registration as a NASD member was suspended temporarily by the NASD as of May 7, 2002, for failure to file timely audited financial statements for the year ended December 31, 2001.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

July 18, 2002

Fieldstone Services Corp.
Statements of Financial Condition

	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	$ 201,920	$ 203,796
Total assets	201,920	203,796
Liabilities and Stockholder's Equity		
Accrued expenses		
Payable to Parent	$ 1,720	$ 3,596
Total liabilities	1,720	3,596
Stockholder's equity		
Common stock ($.01 par value, 3,000 shares authorized; 100 shares issued and outstanding)	1	1
Additional paid-in capital	200,199	200,199
Retained earnings	-	-
Total stockholder's equity	200,200	200,200
Total liabilities and stockholder's equity	$ 201,920	$ 203,796

The accompanying notes are an integral part of these financial statements.

	For the years ended December 31, 2001	2000
Revenues		
Advisory services	$ 8,005,316	$ 7,304,049
Interest income	5,010	9,871
Total revenues	8,010,326	7,313,920
Expenses		
Service fees and other expenses (Notes 5)	8,010,326	7,317,540
Total expenses	8,010,326	7,317,540
Income/(loss) before provision for income taxes	-	(3,620)
Provision for income taxes	-	-
Net income/(loss)	$ -	$ (3,620)

The accompanying notes are an integral part of these financial statements.

For the years ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, at January 1, 2000	$ 1	$ 200,199	$ 3,620	$ 203,820
Net loss			(3,620)	(3,620)
Balance, at December 31, 2000	1	200,199	-	200,200
Net income	-	-	-	-
Balance, at December 31, 2001	$ 1	$ 200,199	$ -	$ 200,200

The accompanying notes are an integral part of these financial statements.

Fieldstone Services Corp.
Statements of Cash Flows

	For the years ended December 31, 2001	2000
Cash flows from operating activities:		
Net income/(loss)	$ -	$ (3,620)
Changes in operating assets and liabilities		
Decrease in other assets	-	113
Decrease in payable to Parent	(1,876)	(7,977)
Net cash used in operating activities	(1,876)	(11,484)
Net decrease in cash and cash equivalents	(1,876)	(11,484)
Cash and cash equivalents, beginning of year	203,796	215,280
Cash and cash equivalents, end of year	$ 201,920	203,796

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

FPCG Services, L.P (the "Partnership"), a Delaware limited partnership and a registered broker-dealer, was formed on August 9, 1990. FPCG Limited Partnership was the Managing General Partner ("MGP"), and a general partner of MGP was the limited partner (the "LP") in the Partnership. The Partnership provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts and other similar financings.

On January 1, 1999, the Partnership as part of a plan of reorganization, was merged into Fieldstone Services Corp. (the "Company"), which is a C corporation for tax purposes. Additionally, MGP merged with Fieldstone Private Capital Group, L.P. ("Fieldstone") and formed Fieldstone, Inc., a C corporation. The Company is wholly owned by Fieldstone, Inc. (the "Parent"), which itself is wholly owned by Fieldstone L.L.C.

As more fully described in footnote 5, the Company has a service agreement with its Parent relating to employees and other services. The accompanying financial statements may not be indicative of the financial condition or results of operations if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2001 and 2000, cash equivalents consist of the Company's investment of $200,000 and $150,200, respectively, in a commercial paper program sponsored by the Bank of New York.

Revenues
Revenues from advisory and placement services are recognized when the work is substantially completed and realization is reasonably assured. Restructuring fees are recorded upon the effective date of transactions. Retainer fees are recognized over the period in which services are rendered. Interest income is recorded on the accrual basis.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $100,000 or 6⅔% of the aggregate indebtedness, as defined. At December 31, 2001 and 2000, the Company had net capital of $200,200, which was $100,200 in excess of its required net capital of $100,000. At December 31, 2001 and 2000, the Company's ratio of aggregate indebtedness to net capital was 0.009 to 1 and 0.018 to 1, respectively.

4. Exemption from Rule 15c3-3

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, its customers and, accordingly, is exempt from SEC Rule 15c3-3.

5. Service Agreement with Parent

The Company has a service agreement with its Parent under which the Parent provides its employees and other requested services as may be required by the Company. The Company pays the Parent the amount its revenues exceeds its expenses for those services. The fee is recorded as service fee expense in the statement of operations. At year-end, the Company's rights to receivables are transferred to the Parent. The transfer, which is irrevocable and without recourse, is used to satisfy the Company's payables to the Parent of the same amount.

Total service fee expenses were approximately $8,003,000 and $7,304,000, respectively, for the years ended December 31, 2001 and 2000. Receivables of $142,700 and $445,000 were transferred to the Parent at December 31, 2001 and 2000, respectively.

6. Income Taxes

Effective with its reorganization and conversion to corporate form, the Company became subject to U.S. federal, state and local corporate income taxes. The Company is included in the consolidated federal tax return of its Parent. The Company accounts for taxes on a separate company basis, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which also requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities.

7. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the accompanying statement of financial condition, for which it is practical to estimate that value. Management believes that the carrying amounts reported in the statement of financial condition for cash and cash equivalents and accounts receivable approximate their fair value due to their short-term nature.

8. Subsequent Events

On February 27, 2002, an agreement and plan of merger was entered into among the owners of Fieldstone L.L.C., the parent of Fieldstone, Inc., and Donerrly Limited, a wholly-owned subsidiary of Gensec Bank Limited ("Gensec"), a South African investment bank, and various related parties. This agreement provided for the acquisition of Fieldstone L.L.C. by Gensec through a series of mergers. Those mergers occurred on February 28, 2002 and April 12, 2002 and as a result, the Company has become an indirect wholly-owned subsidiary of Gensec.

Gensec is a wholly owned subsidiary of Sanlam Limited, South Africa's second largest insurer, which is listed on The Johannesburg Securities Exchange.

The Company's registration as a NASD member firm was suspended by the NASD as of May 7, 2002, for failure to file timely, audited financial statements for the year ended December 31, 2001. Upon filing, the Company's suspension will be terminated automatically. Management

believes, after consultation with outside counsel, that the suspension should have no material impact on the Company's results of operations or its financial condition.

The Company has determined that it failed to file audited financial statements for the year ended December 31, 2000 with the NASD, but at no time was its registration suspended during the year 2001, nor at any time up to May 7, 2002. No enforcement investigation or proceeding has been commenced by the NASD or any other securities industry regulator. However, it is possible the Company and/or responsible individuals may be censured and fined as a result of this failure should an enforcement action be commenced. No provision has been made in the accompanying financial statements.

Fieldstone Services Corp.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Schedule I

Total stockholder's equity	$ 200,200
Deduct:	
Nonallowable assets	-
Haircuts	-
Net capital	200,200
Minimum net capital requirement	100,000
Excess net capital	$ 100,200

Statement Pursuant to Paragraph (d)(1) of SEC Rule 17a-5

There are no material differences between these computations of net capital and the corresponding computations prepared by Fieldstone Services Corp. for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS Report as of December 31, 2001, as amended on July 18, 2002.

Fieldstone Services Corp.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2000

Schedule II

Total stockholder's equity	$ 200,200
Deduct:	
Nonallowable assets	-
Haircuts	-
Net capital	200,200
Minimum net capital requirement	100,000
Excess net capital	$ 100,200

Statement Pursuant to Paragraph (d)(1) of SEC Rule 17a-5

There are no material differences between these computations of net capital and the corresponding computations prepared by Fieldstone Services Corp. for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS Report as of December 31, 2000, as amended on July 18, 2002.

Fieldstone Services Corp.

Computation for the Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers-Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001 and 2000 **Schedule III**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) because the Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

To Fieldstone Services Corp:

In planning and performing our audit of the financial statements and supplemental schedules of Fieldstone Services Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

July 18, 2002